Exhibit 2

Unaudited Pro Forma Financial Information of Oi

and Reconciliation of Equity and Net Income to U.S. GAAP

The unaudited pro forma financial information of Oi S.A., or Oi, presented below has been derived from:

•                  the historical audited consolidated financial statements of Oi as of December 31, 2013 and for the year then ended, prepared in accordance with Brazilian GAAP, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 11, 2014 (SEC File No. 001-15256), which we refer to as our 2013 Annual Report; and

•                  the historical audited consolidated financial statements of Portugal Telecom, SGPS, S.A., or Portugal Telecom, as of December 31, 2013 and for the year then ended, prepared in accordance with IFRS as issued by the IASB (“IFRS”), which are included in the report on Form 6-K of Portugal Telecom furnished to the SEC on March 12, 2014 (SEC File No. 001-13758) containing audited annual financial statements of Portugal Telecom as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011, which we refer to as the Portugal Telecom Financial Statement Report.

As described in this unaudited pro forma financial information, the Oi capital increase is one of the steps in the business combination of Telemar Participações S.A., our direct controlling shareholder, or TmarPart, Oi and Portugal Telecom. The business combination is expected to be accomplished through the Oi capital increase, the merger of shares and the merger that will cumulatively result in (1) Oi owning the assets comprising Portugal Telecom’s operations in Portugal, Africa and Asia, (2) Oi being a wholly-owned subsidiary of TmarPart, and (3) the shareholders of Oi and Portugal Telecom becoming shareholders of TmarPart. None of us, TmarPart or Portugal Telecom is offering the shares to be issued in the merger of shares or the merger by means of this current report on Form 6-K.

In anticipation of the business combination, prior to the settlement of the Oi capital increase, Portugal Telecom is expected to contribute certain assets to PT Portugal SGPS, S.A., a subsidiary of Portugal Telecom, or PT Portugal, and we expect that PT Portugal will assume all of Portugal Telecom’s liabilities at the time of transfer. For more information regarding the assets and liabilities of PT Portugal at the time of Oi capital increase, see “Item 4. Information on the Company—Our History and Development—Proposed Business Combination” in our 2013 Annual Report.

This unaudited pro forma financial information was prepared as if the Oi capital increase, including the contribution of all of the shares of PT Portugal to Oi in exchange for Oi common shares and Oi preferred shares to be issued in the Oi capital increase, had been completed on December 31, 2013 for purposes of the unaudited pro forma statement of financial position as of December 31, 2013, and on January 1, 2013 for purposes of the unaudited pro forma statement of operations for the year ended December 31, 2013. The pro forma assumptions and adjustments are described in the accompanying notes presented below.

This unaudited pro forma financial information should be read in conjunction with the accompanying notes presented below and the historical consolidated financial statements of Oi and Portugal Telecom as of and for the year ended December 31, 2013 and the notes thereto.

This unaudited pro forma financial information is provided for illustrative purposes only and does not purport to represent, and you should not rely on the unaudited pro forma financial information as an indication of, (1) what the actual consolidated results of operations or the consolidated financial position of Oi would have been had the Oi capital increase occurred on the dates assumed, or (2) Oi’s future consolidated results of operations or financial position.

The unaudited pro forma financial information does not reflect, for example, (1) any integration costs that may be incurred as a result of the contribution of all of the shares of PT Portugal to Oi, (2) any synergies, operating efficiencies and cost savings that may result from this transaction, (3) any benefits that may be derived from the combined company’s growth prospects, or (4) changes in rates for services or exchange rates subsequent to the dates of this unaudited pro forma financial information. We have not completed the transactions described above. Accordingly, additional liabilities may be incurred in connection with these transactions. Any additional liabilities and costs have not been reflected in the unaudited pro forma financial information because information necessary to reasonably estimate such costs is not yet available.

Oi S.A.

Unaudited Pro Forma Statement of Financial Position

As of December 31, 2013 under Brazilian GAAP

(in millions of reais)

		Oi capital increase
	Oi S.A. Consolidated	Net assets of PT Portugal at carrying value (A)	PT Portugal purchase price allocation (B)	Cash capital increase (C)	Oi S.A. consolidated pro forma

ASSETS
Current assets
Cash and cash equivalents	2,425	616			3,041
Cash investments	493	2,978			3,470
Derivative financial instruments	452				452
Accounts receivables	8,872	3,809			12,682
Judicial deposits	1,316	—			1,316
Other assets	4,129	751	—	—	4,880
Total current assets	17,687	8,155	—	—	25,842

Non-current assets
Cash investments	99				99
Derivative financial instruments	1,621				1,621
Deferred tax assets	8,274	1,161	(1,859)		7,577
Available-for-sale financial asset	914		(914)		—
Judicial deposits	11,051	—			11,051
Financial investments	174	1,738	1,441		3,352
Property plant and equipment	24,786	9,103	2,098		35,987
Goodwill	—	—	11,307		11,307
Intangible assets	3,919	2,338	4,540		10,798
Other non-current assets	1,570	12	—	—	1,582
Total non-current assets	52,409	14,353	16,613	—	83,374
Total Assets	70,096	22,508	16,613	—	109,216

LIABILITIES AND EQUITY
Current liabilities
Payables	5,383	3,004			8,387
Borrowings and financing	4,159	5,430		(7,650)	1,938
Derivative financial instruments	410	—			410
Provisions	1,224	289			1,513
Other current liabilities	4,365	1,130	—	—	5,495
Total current liabilities	15,540	9,853	—	(7,650)	17,743

Non-current liabilities
Borrowings and financing	31,695	19,152			50,847
Derivative financial instruments	157				157
Provisions	4,393	7	65		4,465
Other non-current liabilities	6,787	3,582	—	—	10,369
Total non-current liabilities	43,031	22,741	65	—	65,838
Total liabilities	58,572	32,594	65	(7,650)	83,581

Equity
Equity attributable to controlling shareholders	11,524	(10,821)	16,187	7,650	24,541
Non-controlling interests	—	735	360		1,095
Total equity	11,524	(10,086)	16,548	7,650	25,636
Total liabilities and equity	70,096	22,508	16,613	—	109,216

See accompanying notes to the Unaudited Pro Forma Financial Information of Oi.

Oi S.A.

Unaudited Pro Forma Statement of Operations

For the Year Ended December 31, 2013 under Brazilian GAAP

(in millions of reais)

	Oi S.A. Consolidated	Income and expenses of PT Portugal (A)	PT Portugal purchase price allocation (B)	Oi S.A. Consolidated pro forma

Net operating revenue	28,422	8,247		36,669
Cost of sales and services	(15,259)	(5,083)	(454)	(20,796)
Gross profit	13,163	3,164	(454)	15,872
Operating income (expenses):				—
Equity method of accounting	(18)	1,263	(168)	1,078
Selling expenses	(5,554)	(674)		(6,228)
General and administrative expenses	(3,519)	(1,348)	(116)	(4,983)
Other operating income	3,128	125		3,253
Other operating expenses	(1,913)	(115)		(2,028)
	(7,876)	(748)	(284)	(8,908)
Profit before financial income (expenses) and taxes	5,287	2,415	(738)	6,964
Financial income (expenses):				—
Financial income	1,375	428		1,804
Financial expenses	(4,650)	(1,392)		(6,042)
Pre-tax profit	2,012	1,452	(738)	2,726
Income tax and social contribution				—
Current	(418)	(194)		(612)
Deferred	(101)	(17)	166	48
Profit for the year	1,493	1,241	(572)	2,162

Profit attributable to controlling shareholders	1,493	1,078	(530)	2,041
Profit attributable to non-controlling shareholders	—	163	(42)	122

Net income applicable to each class of shares (D):
Common shares	469			668
Preferred shares	1,024			1,373
Net income per share (D):
Common shares - basic	0.91			0.38
Common shares - diluted	0.91			0.38
Preferred shares and ADSs — basic	0.91			0.38
Preferred shares and ADSs — diluted	0.91			0.38

See accompanying notes to the Unaudited Pro Forma Financial Information of Oi.

Oi S.A.

Unaudited Reconciliation of Pro Forma Equity and Net Income

From Brazilian GAAP to U.S. GAAP

As of and For the Year Ended December 31, 2013

(in millions of reais)

	Notes	Equity	Net income

In accordance with Brazilian GAAP		25,636	2,041
U.S. GAAP adjustments relating to Oi
Fair value adjustments on BrT business combination (net of taxes)	3.a)	7,543	(967)
Reversal of accumulated goodwill amortization under Brazilian GAAP	3.b)	386	—
Additional accumulated depreciation of property, plant and equipment and intangible assets	3.b)	(175)	(6)
Reversal of financial expense in acquisition of WAY TV	3.b)	17	—
Indefeasible rights of use Pegasus	3.b)	2	(0)
Pension and other post-retirement benefits	3.c)	1,300	144
Capitalized interest	3.d)	(96)	(18)
Deferred taxes on above adjustments	3.g)	(488)	(41)
U.S. GAAP adjustments relating to Portugal Telecom
Pension and other post-retirement benefits	3.c)	—	(25)
Customer activation fees	3.e)	10	3
Change in statutory tax rate	3.f)	101	91
Deferred taxes on above adjustments	3.g)	(2)	(7)
In accordance with U.S. GAAP		34,234	1,264
Net income applicable to each class of shares:
Common shares	3.h)		414
Preferred shares	3.h)		850
Net income per share:
Common shares — basic	3.h)		0.23
Common shares — diluted	3.h)		0.23
Preferred shares and ADSs — basic	3.h)		0.23
Preferred shares and ADSs — diluted	3.h)		0.23

Notes to the Unaudited Pro Forma Financial Information of Oi

1.                 Basis of Presentation

The unaudited pro forma financial information of Oi presented herein has been derived from:

•                  the historical audited consolidated financial statements of Oi as of December 31, 2013 and for the year then ended, prepared in accordance with Brazilian GAAP, which are included in our 2013 Annual Report; and

•                  the historical audited consolidated financial statements of Portugal Telecom as of December 31, 2013 and for the year then ended, prepared in accordance with IFRS, which are included in the Portugal Telecom Financial Statement Report.

2.                 Accounting Treatment

In accordance with Brazilian GAAP and for purposes of this unaudited pro forma financial information, the acquisition of PT Portugal has been accounted for under the purchase method of accounting, under which 100% of the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the subsidiaries of PT Portugal were recorded at their fair values.

3.                 Pro Forma Assumptions and Adjustments

The unaudited pro forma financial information of Oi has been prepared assuming that the Oi capital increase, including the contribution of all of the shares of PT Portugal to Oi in exchange for Oi common shares and Oi preferred shares to be issued in the Oi capital increase, occurred on January 1, 2013 for unaudited pro forma statement of operations purposes and on December 31, 2013 for unaudited pro forma statement of financial position purposes.

The unaudited pro forma financial information of Oi under Brazilian GAAP includes the following significant pro forma assumptions and adjustments:

(A)       Carrying value of PT Portugal’s net assets, as derived from the financial statements of Portugal Telecom. The tables below present a reconciliation between Portugal Telecom’s historical financial information, as derived from its audited consolidated financial statements as of December 31, 2013, and the carrying value under Brazilian GAAP of the assets and liabilities of PT Portugal, including the assets and liabilities that Portugal Telecom will contribute to PT Portugal prior to the completion of the Oi capital increase, as well as the earnings and losses of PT Portugal under Brazilian GAAP that would have been consolidated by Oi if the transactions had taken place as of January 1, 2013.

Unaudited Reconciliation of Statement of Financial Position of Between

Portugal Telecom, SGPS, S.A. and PT Portugal SGPS, S.A.

As of December 31, 2013

(in millions of Euros)

	Portugal Telecom (i)	Realocation of liabilities to conform with Brazilian format (ii)	Adjustments to conform with Brazilian GAAP (iii)	Assets not contributed to Oi’s share capital increase (iv)	Proforma of PT Portugal (Euros) (v)	Proforma of PT Portugal (Reais) (vi)
ASSETS
Current assets
Cash and cash equivalents	1,659			(1,470)	189	616
Short-term investments	914			—	914	2,978
Accounts receivable	1,169			—	1,169	3,809
Other current assets	231	—	—	—	231	751
Total current assets	3,973	—	—	(1,470)	2,503	8,155

Non-current assets
Investments in associated and other companies	534			—	534	1,738
Investments in joint ventures	2,408	—	—	(2,408)	—	—
Goodwill	381			(381)	—	—
Intangible assets	718			—	718	2,338
Property plant and equipment	3,438		(644)	—	2,794	9,103
Deferred taxes	565			(208)	356	1,161
Other non-current assets	4	—	—	—	4	12
Total non-current assets	8,047	—	(644)	(2,997)	4,406	14,353
Total Assets	12,020	—	(644)	(4,467)	6,909	22,508

LIABILITIES AND EQUITY
Current liabilities
Short term debt	1,492	175		—	1,667	5,430
Payables and accrued expenses	1,103	(181)		—	922	3,004
Provisions	89			—	89	289
Other current liabilities	341	6		—	347	1,130
Total current liabilities	3,025	—	—	—	3,025	9,853

Non-current liabilities
Medium and long-term debt	5,879			—	5,879	19,152
Provisions	2			—	2	7
Other non-current liabilities	1,248	—	(148)	—	1,099	3,582
Total non-current liabilities	7,129	—	(148)	—	6,981	22,741
Total liabilities	10,154	—	(148)	—	10,005	32,594

Equity
Equity attributable to controlling shareholders	1,641	—	(496)	(4,467)	(3,322)	(10,821)
Non-controlling interests	225			—	225	735
Total equity	1,867	—	(496)	(4,467)	(3,096)	(10,086)
Total liabilities and equity	12,020	—	(644)	(4,467)	6,909	22,508

Unaudited Reconciliation of Statement of Income Between

Portugal Telecom, SGPS, S.A. and PT Portugal SGPS, S.A.

For the Year Ended December 31, 2013

(in millions of Euros)

	Portugal Telecom (i)	Realocation of expenses from nature to their function (ii)	Adjustments to conform with Brazilian GAAP (iii)	Expenses not related to PT Portugal (iv)	Proforma of PT Portugal (Euros) (v)	Proforma of PT Portugal (Reais) (vi)

Revenue	2,911	(36)			2,875	8,247
Cost of sales and services	—	(1,810)	38		(1,772)	(5,083)
Net operating profit	2,911	(1,846)	38	—	1,103	3,164
Costs, losses and (income)
Wages and salaries	(399)	399			—	—
Direct costs	(459)	459			—	—
Commercial costs	(310)	310			—	—
Supplies, external services and other expenses	(513)	513			—	—
Indirect taxes	(42)	42			—	—
Provisions and adjustments	(26)	26			—	—
Depreciation and amortisation	(726)	726			—	—
Post retirement costs	(40)	40			—	—
Curtailment costs	(127)	127			—	—
Other costs	77	(77)	—	—	—	—
	(2,566)	2,566	—	—	—	—
Operating income (expenses)
Earnings in equity investees	—	438		2	440	1,263
Selling expenses	—	(235)			(235)	(674)
General and administrative expenses	—	(485)	3	12	(470)	(1,348)
Other operating income	—	44			44	125
Other operating expenses	—	(40)			(40)	(115)
	—	(278)	3	14	(261)	(748)
Profit before financial income (expenses) and taxes	345	442	41	14	842	2,415
Financial income (expenses):
Financial income	—	149			149	428
Financial expenses	—	(485)			(485)	(1,392)
Net interest expenses	(257)	257			—	—
Equity in associated companies	443	(443)			—	—
Equity in joint-ventures companies	(2)	2			—	—
Other financial expenses	(79)	79			—	—
	105	(441)	—	—	(336)	(964)
Pre-tax profit	450	1	41	14	506	1,452
Income tax	(62)	(1)	(10)		(73)	(211)
Profit for the year	388	(0)	31	14	433	1,241
Profit attributable to controlling shareholders	331	(0)	31	14	376	1,078
Profit attributable to non-controlling shareholders	57	(0)			57	163

(i)                      This unaudited reconciliation has been derived from the historical audited consolidated financial statements of Portugal Telecom as of December 31, 2013 and for the year then ended, prepared in accordance with IFRS, which are included in the Portugal Telecom Financial Statement Report.

(ii)                   Both the statement of financial position and the statement of operations reconciliations include certain reclassifications of items between captions in order to reconcile the formats of financial statements used in Portugal and Brazil. These differences are mostly relevant in the income statement, reflecting mainly the following:

•                 Portugal Telecom under IFRS reports the income statement by nature, while Oi under Brazilian GAAP reports the income statement by function, as a result of which Portugal Telecom’s operating costs by nature, namely wages and salaries, maintenance and repairs, supplies and external services, provisions and depreciation and amortization, were reclassified by function.

•                  Portugal Telecom under IFRS reports equity in the earnings of affiliated companies in its financial results, while Oi under Brazilian GAAP presents these earnings as operating income (expense).

•                  Portugal Telecom under IFRS presents financial results on a net basis, segregated between net interest, net foreign differences and net other financial results; Oi under Brazilian GAAP presents financial results on a gross basis segregated only between financial costs and financial income.

(iii)                These reconciliation items represent adjustments to conform Portugal Telecom’s financial statements with the accounting policies applied by Oi (Brazilian GAAP) and reflect mainly the reversal of the effects of the revaluation model applied by Portugal Telecom for certain classes of property, plant and equipment, which is not allowed under Brazilian GAAP. Therefore, the book value of those tangible assets was adjusted to its historical value.

(iv)               These reconciliation items represent the assets, liabilities, earnings and expenses not related to the net assets that Portugal Telecom will contribute to PT Portugal in connection with the Oi capital increase, reflecting mainly:

•                  Cash equivalents used to purchase the convertible debentures of the AGSA Holding Companies and the Jereissati Telecom Holding Companies (as described in “Item 4. Information on the Company—Our History and Development—Proposed Business Combination” in our 2013 Annual Report) for a total amount of €1,470 million (R$4,788 million).

•                  The carrying value of Portugal Telecom’s investments in Oi, Contax Holdings and their controlling shareholders, totaling €2,408 million.

•                  Total goodwill recorded in Portugal Telecom’s consolidated financial statements, amounting to €381 million.

•                  Deferred taxes of €208 million related to tax loss carryforwards that, as a result of the business combination, will no longer be possible to realize.

(v)                  This unaudited pro forma financial information of PT Portugal’s net assets is provided for illustrative purposes only and does not purport to represent, and you should not rely on the unaudited pro forma financial information as an indication of, (a) what the actual consolidated results of operations or the consolidated financial position of PT Portugal would have been had Portugal Telecom contributed assets and liabilities to PT Portugal on the dates assumed, or (b) PT Portugal’s future consolidated results of operations or financial position. This unaudited pro forma financial information does not reflect, for example, (x) any synergies, operating efficiencies and cost savings that may result from these transactions, or (y) changes in rates for services or exchange rates subsequent to the date of this unaudited pro forma financial information. PT Portugal has not completed the transactions described above. Accordingly, additional liabilities may be incurred in connection with these transactions. Any additional liabilities and costs have not been reflected in the unaudited pro forma financial information because information necessary to reasonably estimate such costs is not yet available.

(vi)               The translation from Euros to Brazilian reais was made in accordance with CPC 02 (R2), The Effects of Changes in Foreign Exchange Rates, using for statement of financial position purposes the Euro/real exchange rate prevailing as of December 31, 2013 (€1 = R$3.26) and for statement of operations purposes the average Euro/real exchange rate for the year ended December 31, 2013 (€1 = R$2.86).

(B)       Preliminary purchase price allocation performed by Oi in relation to the assets and liabilities of PT Portugal. The pro forma adjustments to the statement of financial position reflect the recognition of fair value adjustments in relation to (1) the licenses held by Portugal Telecom’s Portuguese mobile business, (2) the customer list of Portugal Telecom’s Portuguese mobile and wireline businesses, (3) property, plant and equipment (basically real estate properties and ducts infrastructure) of Portugal Telecom’s Portuguese wireline business, and (4) the equity investment of Portugal Telecom in African associated companies. In addition, these pro forma adjustments also reflect (i) a portion of Oi’s investment in Portugal Telecom ordinary shares, which was classified as available for sale in its historical consolidated financial statements, as treasury shares because following the Oi capital increase Portugal Telecom’s only assets will be its investments in Oi, Contax Holding and their controlling shareholders, and (ii) the remaining portion as part of the total consideration paid for the acquisition of the shares of PT Portugal. The pro forma adjustments to the statement of operations reflect the amortization of the fair value adjustments to (1) the licenses held by Portugal Telecom’s Portuguese mobile businesses based on the terms of those licenses, (2) the licenses held by Portugal Telecom’s African businesses, and (3) the customer lists for a five-year period. The table below presents a summary of the preliminary purchase price allocation of the net assets of PT Portugal:

Identifiable assets acquired and liabilities assumed	(in millions of reais)
Carrying value of PT Portugal Net Assets	(10,086)
Fair value adjustments related to:
Customer lists and licenses from Portuguese operations	4,540
Wireline customer list	409
Mobile customer list	936
Mobile licenses	3,194
Portuguese property, plant and equipment	2,098
Equity invesments	1,441
Tax contingencies	(65)
Tax effect	(1,859)
(3,931)
Goodwill recorded under the acquistion was identified as follows:
Equity instruments issued	5,710
Share of non-controlling interests, based on the proportional stake in the assets and liabilities of the acquiree	1,095
Fair value of the investment previously held in the acquiree	571
Fair value of assets	3,931
Goodwill	11,307

The amount of equity instruments to be issued by Oi to Portugal Telecom in exchange for the shares of PT Portugal in the Oi capital increase corresponds to the fair value of the net assets of PT Portugal. On February 21, 2014 Oi’s management called an Extraordinary General Meeting in order to approve, among other things, a capital increase of R$5,709.9 million to be subscribed by Portugal Telecom in kind with the shares of PT Portugal.

(C)       The application of all of the net proceeds of the cash portion of the Oi capital increase, net of expenses estimated to be R$350 million, to prepay indebtedness of Oi.

(D)       Pro forma net income per share is based on approximately 1,809,998,000 Oi common shares and approximately 3,716,138,000 Oi preferred shares, representing the number of Oi common shares and Oi preferred shares issued and outstanding as of December 31, 2013 plus the number of Oi common shares and Oi preferred shares expected to be issued in the Oi capital increase based on the closing price of the Oi common shares of R$3.72 per share and Oi preferred shares of R$3.43 per share on the São Paulo Stock Exchange (BM&FBOVESPA S.A. — Bolsa de Valores Mercadorias e Futuros) on March 10, 2014.

3.    U.S. GAAP Reconciliation

For the purposes of reporting to the U.S. Securities and Exchange Commission, or SEC, Oi reconciles its financial statements prepared in accordance with Brazilian GAAP to U.S. GAAP, while Portugal Telecom prepares its financial statements in accordance with the IFRS as issued by the IASB and thus is not required to reconcile its financial statements to U.S. GAAP.

For the purposes of this unaudited pro forma financial information, we initially adjusted Portugal Telecom’s financial statements as of and for the year ended December 31, 2013 to comply with the accounting policies applied by Oi (Brazilian GAAP).

Subsequently, we prepared a reconciliation of Oi’s unaudited pro forma equity and net income from Brazilian GAAP to U.S. GAAP. For this purpose, we presented separately the U.S. GAAP adjustments applicable to Oi, which are disclosed in note 31 to our financial statements included in our 2013 Annual Report, from those applicable to Portugal Telecom. We provide below a description of the main U.S. GAAP adjustments performed under the U.S. GAAP reconciliation presented above.

(a) Accounting Treatment of the Corporate Reorganization

On February 27, 2012, the shareholders of Tele Norte Leste Participações S.A., or TNL, Telemar Norte Leste S.A., a subsidiary of TNL, or Telemar, Coari Participações S.A., a wholly owned subsidiary of Telemar, or Coari, and Brasil Telecom S.A., a subsidiary of Coari, which we collectively refer to as the Oi companies, approved a corporate reorganization that consisted of (1) the partial split-off of Telemar with the merger of the split-off portion by Coari, (2) a merger of shares (incorporação de ações) between Telemar and Coari as a result of which Telemar became a wholly-owned subsidiary of Coari, and (3) the mergers of Coari and TNL with and into Oi, which now concentrates all the shareholdings in the Oi companies and is the only Oi company listed on a stock exchange, and whose corporate name was changed to Oi S.A. at the time of the shareholders’ meetings approving these transactions. Prior to this restructuring, TNL was the controlling shareholder of the other Oi companies, including Telemar, which owned Coari, which in turn held a 49.3% interest in Brasil Telecom, S.A. (now Oi S.A.).

In accordance with Brazilian GAAP, Oi has accounted for the reverse mergers described above using the carry-over basis of its own assets and liabilities and of the assets and liabilities assumed of TNL, Telemar and Coari as from the date of the reorganization. The carry-over basis of the assets and liabilities were determined at the lowest level entity in the group (i.e., the effects of the acquisition accounting relating to Coari’s acquisition of Brasil Telecom, now Oi S.A., were not reflected in the assets and liabilities of Oi S.A. in its consolidated financial statements as a result of its merger with TNL).

In accordance with FASB ASC 805-50 — Business Combination — Related Issues, the assets and liabilities transferred between entities under common control are to be initially recognized by the receiving entity at the carrying amounts that were recorded in the financial statements of the parent company of the entities under common control, which is equivalent to apply the carry-over basis of the highest level entity in the group prior to the corporate reorganization.

Considering the requirements of FASB ASC 805-50, Oi presented as reconciling items between Brazilian GAAP and U.S. GAAP the adjustments to reflect the recognition of the fair value adjustments recorded by Coari under the purchase price allocation of Brasil Telecom in 2009, which in accordance with Brazilian GAAP were fully reversed in Oi’s consolidated financial statements following the mergers that occurred in February 2012.

(b) Business Combinations Prior to January 1, 2009

As from January 1, 2010, companies in Brazil adopted a new set of accounting policies consistent with IFRS, which in relation to Oi’s business combinations that occurred after January 1, 2009 are not materially different from US GAAP. Prior to this date, accounting for business combinations was not specifically addressed under Brazilian GAAP.

For all business combinations prior to January 1, 2009, Oi typically recognized the difference between the purchase price and the historical book value of the assets acquired and liabilities assumed as goodwill, which was amortized over the estimated period over which Oi expected to benefit from the goodwill. This period was determined based on the reasons attributed by management for the payment of goodwill. A test for impairment was made at least annually or if there was an indication that the unit in which the goodwill was allocated might be impaired.

Under U.S. GAAP, for the acquisitions of interests in Pegasus Telecom S.A., or Pegasus, WAY TV Belo Horizonte S.A., or Way TV, Paggo Empreendimentos S.A., or Paggo, and Tele Norte Celular Participações S.A., or TNCP (the controlling shareholder of Amazônia Celular S.A., or Amazônia) that occurred prior to January 1, 2009, Oi adopted the procedures determined by FASB ASC 805 Business Combinations, resulting in a difference as compared to Oi’s accounting policy in force prior to that date. The accounting method used under U.S. GAAP in business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair-value of the identifiable assets and liabilities of acquired companies, individually, to determine goodwill paid.

Under U.S. GAAP, goodwill represents the excess of cost over the fair value of the net assets of the business acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB ASC 350—Goodwill and Other Intangible Assets. FASB ASC 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB ASC 350.

Under FASB ASC 350, Oi evaluates goodwill for impairment by determining the fair value of each reporting unit and comparing it to the carrying amount of the reporting unit on a yearly basis. To the extent the carrying amount of a reporting unit exceeds the respective fair value, the respective goodwill is considered to be impaired.

Acquisition of Pegasus

Oi acquired Pegasus in December 2002. Under U.S. GAAP, of the difference amounting to R$253 million between the purchase price and the historical book value of the assets acquired and liabilities assumed, an amount of R$87 million was allocated to the data-transmission services reporting unit, since the acquisition of Pegasus generated a significant reduction in network maintenance costs for that reporting unit. The remaining portion in the amount of R$166 million was allocated to the fixed-line telecommunications services reporting unit, given that the acquisition of Pegasus allowed the fixed-line telecommunications services reporting unit to expand its corporate market share by offering data transmission services throughout Brazil on a nationwide basis.

Acquisition of WAY TV

Oi acquired WAY TV in November 2007. For U.S. GAAP purposes, all initial goodwill recorded under Brazilian GAAP, in the amount of R$64 million, was allocated to intangible assets, together with an amount of R$17 million, which under Brazilian GAAP was recorded as interest expense and for U.S. GAAP was included as part of the purchase price allocation. Under U.S. GAAP, Oi allocated R$56 million to the intangible asset “client base” and added R$25 million to the intangible asset “licenses”, which already existed on WAY TV’s balance sheet. The client base is amortized on a straight- line basis over the company’s churn rate of approximately four years and six months. The amount added to licenses is amortized over the remaining period of the licenses, which was six years and 10 months as of November 2007.

Acquisition of Paggo

Oi acquired Paggo in December 2007. For U.S. GAAP purposes, the initial goodwill recorded under Brazilian GAAP, in the amount of R$80 million, has been subject to fair value valuation but no intangible assets or fair value adjustments were identified, maintaining the same amount of goodwill under U.S. GAAP, which has been assigned to the mobile telecommunications services reporting unit.

(c) Pension plans and other post-retirement benefits

Under Brazilian GAAP, amounts due to a multi-sponsored pension plan are treated on an accrual basis when the obligations fall due. In December 1999, Oi split-up the multi-sponsored defined benefit plan managed by Fundação Sistel de Seguridade Social, or Sistel, and formed a single-sponsored defined benefit plan. However, Oi and the co-sponsors of the multi-employer pension plan agreed to jointly maintain a plan offering the current levels of benefits under Sistel for those employees who have retired before January 30, 2000. On September 21, 2000, Oi created a new defined contribution plan, which replaced the defined benefit plan by migrating active employees to the new plan. By the end of March 2001, the deadline for voluntary migrations, 96.0% of the active participants of the previous plan had migrated to the new defined contribution plan and the accrual of future benefits under the defined benefit plan relating to the post-retirement health care plan for these participants was eliminated. Under Brazilian GAAP, there was no requirement to recognize a gain or loss caused by a curtailment of a benefit plan. A summary of the actuarial position of plans which Oi sponsors, including Oi’s allocated assets and liabilities of multi-sponsored plans such as the PBS-A plan, is disclosed under Brazilian GAAP in Oi’s consolidated financial statements for the year ended December 31, 2013. If a plan has a positive funded status, which is not expected to generate future benefits, Oi does not recognize the funded status, unless in case of express authorization for offsetting with future employer contribution.

Under U.S. GAAP, Oi applies FASB ASC 715—Retirement Benefits, which requires an employer to recognize the over- or under-funded status of a defined benefit postretirement plan as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Oi measured the defined benefit plan assets and obligations as of the balance sheet date. For U.S. GAAP purposes, the differences between the fair value of the net pension obligation (assets) and the amount already recognized through the statement of income and the related deferred tax effects that were recorded as adjustments directly to shareholders’ equity have been considered as other comprehensive income.

To calculate the funded status of the plans, the provisions of FASB ASC 715 “Retirement Benefits” were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in such provisions. For U.S. GAAP purposes, the funded status of the pension plans is presented as a prepaid asset according to FASB ASC 715.

For U.S. GAAP purposes, unrecognized net gain or losses are recognized following the “corridor” approach (i.e. the portion which exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets is recognized, and the unrecognized prior service cost or benefit and unrecognized transition obligation are deferred according to the actuarial valuation). In accordance with Brazilian GAAP, Oi adopted the standard CPC 19 (R2) that requires net actuarial losses and gains to be recognized directly to shareholders’ equity in the period they occur.

U.S. GAAP does not require the sponsor to record actuarial calculations for multi-sponsored pension plans such as the PBS-A and contributions to such plans are recorded on an accrual basis. For U.S. GAAP purposes, refunds from these plans are recorded only upon the receipt of cash.

In 2007, Oi made a payment in the amount of R$260 million to cover the increase in future contributions to the pension plan, due to changes in the actuarial assumptions. This amount was recorded as prepaid expenses under Brazilian GAAP, while under U.S. GAAP this amount was recognized directly in earnings. Consequently, as from that date, the amortization of this prepaid expense under Brazilian GAAP is reversed for U.S. GAAP purposes.

In relation to Portugal Telecom’s adjustment to U.S. GAAP, it relates to the recognition of expected return on assets based on the long-term expected rate of return of plan assets instead of the applicable discount rates as required by the revised version of IAS 19.

(d) Capitalized interest

Under Brazilian GAAP, until December 31, 1993, capitalized interest was not added to the individual assets in property, plant and equipment; instead, it was capitalized separately and amortized over a period different from the estimated useful lives of the related assets. Under U.S. GAAP, capitalized interest is added to the individual assets and is amortized over their estimated useful lives.

Also, under Brazilian GAAP, as applied to companies in the telecommunications industry, interest attributable to construction in-progress was calculated, until December 31, 1998, at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third party loans was credited to interest expense based on actual interest costs with the balance relating to self- funding being credited to capital reserves. Starting January 1, 1999, Brazilian GAAP required capitalization of interest on loans specifically related to financing of construction in progress, and interest on self- financing is no longer allowed.

Starting January 1, 2009, in accordance with Brazilian GAAP, financial charges on obligations financing assets and construction works in progress are capitalized, including interest expenses and certain foreign exchange differences. Under U.S. GAAP, Oi capitalizes only interest expenses to the extent that borrowings do not exceed the balances of construction in-progress, as generally foreign exchange differences are not eligible for being recorded as part of the cost of the asset.

(e) Customer activation fees

SAB 104 requires that activation fees and the related costs are deferred and recognized on a straight-line basis over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer.

Brazilian GAAP does not explicitly address customer activation fees and related costs and Portugal Telecom recognizes these fees up-front at the time the customer is connected, since Portugal Telecom believes this fee is a separate deliverable.

(f) Income tax and social contribution

Under U.S. GAAP, deferred taxes are measured at the enacted tax rates only, while under Brazilian GAAP, deferred taxes should be measured at the tax rates that are expected to apply when the liability is settled or the asset is realized, on the basis of tax rates and laws that have been enacted or substantively enacted by the balance sheet date. In December 2013, Portugal Telecom remeasured its deferred taxes based on a change in the Portuguese statutory tax rate approved in January 2014, which for U.S. GAAP purposes shall be recorded only in 2014 upon the effective approval.

(g) Income tax and social contribution

The differences identified between Brazilian and U.S. GAAP regarding income taxes relate to the tax effects on the remaining adjustments included in the reconciliations of net income and shareholders’ equity. These differences are presented in the reconciliations under the line items “Deferred tax on above adjustments”, except for the adjustments relating to the accounting treatment of the combined entity which are presented net of the related tax effect. In addition, under Brazilian GAAP deferred taxes are classified entirely as non-current, while under U.S. GAAP deferred taxes are classified between current and non-current.

(h) Net Income (Loss) per Share

Pro forma net income per share is based on approximately 1,809,998,000 Oi common shares and approximately 3,716,138,000 Oi preferred shares, representing the number of Oi common shares and Oi preferred shares issued and outstanding as of December 31, 2013 plus the number of Oi common shares and Oi preferred shares issued in the Oi capital expected to be increased based on the closing price of the Oi common shares of R$3.72 per share and Oi preferred shares of R$3.43 per share on the São Paulo Stock Exchange (BM&FBOVESPA S.A. — Bolsa de Valores Mercadorias e Futuros) on March 10, 2014.